ActivArmor

Profit and Loss
January - December 2024

	TOTAL
Income	
E-Commerce Sales	64,197.81
Grant Income	154,436.28
Sales	45,633.54
Cast Sales	45,654.31
Other Income	1,319.00
Total Sales	**92,606.85**
Shipping Income	282.61
Total Income	**$311,523.55**
Cost of Goods Sold	
Cost of Goods Sold	46,726.24
In Clinic Printers	58,073.04
Total Cost of Goods Sold	**104,799.28**
Total Cost of Goods Sold	**$104,799.28**
GROSS PROFIT	**$206,724.27**
Expenses	
Accounting Fees	26,390.00
Advertising & Marketing	24,196.89
Bad Debt	35,244.06
Bank Charges & Fees	149.00
Car & Truck	362.74
Clinic Support	476.35
Contractors	70,109.32
Insurance	4,435.51
Interest Paid	675.00
Job Supplies	91.55
Legal & Professional Services	7,075.00
Meals & Entertainment	1,562.28
Merchant & Bank Charges	1,650.16
Office Supplies & Software	9,289.37
Other Business Expenses	815.00
Payroll Expenses	679.20
Payroll Tax Expenses	26,725.63
Payroll Wage Expenses	169,699.92
Postage, Freight, Delivery and Shipping	4,820.77
Reimbursable Expenses	375.00
Reimbursed Salaries	48,669.49
Rent & Lease	1,000.00
Repairs & Maintenance	27.38
Research	1,600.00
Sales Commission	5,053.46
Scanner Investor Fees	2,155.00

ActivArmor

Profit and Loss

January - December 2024

	TOTAL
Software Design	117,167.00
Taxes & Licenses	18,858.87
Travel	19,624.46
Utilities	1,863.43
Total Expenses	**$600,841.84**
NET OPERATING INCOME	**$ -394,117.57**
Other Income	
Interest Income	3,983.84
Total Other Income	**$3,983.84**
Other Expenses	
Other Miscellaneous Expense	3,000.00
Total Other Expenses	**$3,000.00**
NET OTHER INCOME	**$983.84**
NET INCOME	**$ -393,133.73**